ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 10, 2026

Sterling Capital Funds

434 Fayetteville Street, Suite 500

Raleigh, NC 27601

Ladies and Gentlemen:

You have registered under the Securities Act of 1933, as amended (the “1933 Act”) an indefinite number of shares of beneficial interest (“Shares”) of the Sterling Capital Funds (“Trust”), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). You propose to file a post-effective amendment on Form N-1A (the “Post-Effective Amendment”) to your Registration Statement as required by Section 10(a)(3) of the 1933 Act and the Rules thereunder and Section 8(b) of the 1940 Act and the rules thereunder. The purpose of this filing is to create new series of the Trust, the Sterling Capital Hedged BDC Income ETF, Sterling Capital Macro-Led International Equity ETF and Sterling Capital AI Leaders ETF, each a series of the Trust, as described in said Registration Statement (each a “Fund”).

We have examined your Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Amended and Restated Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of each Fund have been duly authorized under Massachusetts law. Upon the original issue and sale of the authorized but unissued Shares of each Fund and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares of the applicable Fund established and in force at the time of their sale (plus any applicable sales charge), the Shares of each Fund so issued will be validly issued, fully paid and non-assessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust provides for indemnification out of the property of a particular Fund for all loss and expenses of any shareholder of that Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

Sincerely,

/s/ Ropes & Gray
Ropes & Gray LLP